Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS

(000’s)

	Year ended December 31,
	2000	2001	2002	2003	2004
EARNINGS
Net income (loss) from continuing operations	$(10,182)	$(79,843)	$(36,174)	$(12,481)	$67,596
Income tax expense (benefit)	(6,000)	(33,000)	(24,000)	(57,000)	(5,000)

Earnings (loss) before income taxes	(16,182)	(112,843)	(60,174)	(69,481)	62,596

Minority interest expense (income) in consolidated subsidiaries	5,379	(2,247)	1,510	(8,617)	11,207
Income (loss) of equity investments	(843)	(953)	(983)	(803)	(893)
Fixed charges	59,747	63,949	63,584	65,453	71,708
Distributed income of equity investees	800	600	700	1,050	500
Less: Preferred dividends	—	—	—	—	(1,583)
Less: preference security dividends of Terra Nitrogen Company, L.P.	(1,119)	(2,028)	(1,846)	(1,153)	(8,072)

TOTAL EARNINGS (LOSS)	$47,782	$(53,522)	$2,791	$(13,551)	$135,463

FIXED CHARGES
Interest expense	$51,511	$53,594	$53,800	$55,072	$53,134
Amortization of debt expenses	1,177	3,278	2,790	3,816	4,086
One-third of rentals on operating leases	5,940	5,049	5,148	5,412	4,833
Preferred dividends (pretax basis)	—	—	—	—	1,583
Preference security dividends of Terra Nitrogen Company, L.P.	1,119	2,028	1,846	1,153	8,072

TOTAL FIXED CHARGES	$59,747	$63,949	$63,584	$65,453	$71,708

EARNINGS EXCESS (DEFICIENCY) TO COVER FIXED CHARGES	$(11,965)	$(117,471)	$(60,793)	$(79,004)	$63,755

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	—	—	—	—	1.89